Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Stewart Information Services Corporation

Commission File No.       001-02658

The following is a transcript of an investor call held by Fidelity National Financial, Inc. on March 19, 2018 regarding its pending acquisition of Stewart Information Services Corporation.

SPEAKERS

Dan Murphy — Senior Vice President and Treasurer

Bill Foley — Chairman

PRESENTATION

Moderator

Thank you, ladies and gentlemen for standing by. Welcome to the FNF Stewart acquisition conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, instructions will be given at that time. [Operator instructions.] As a reminder, this conference is being recorded.

I would now like to turn the conference over to our host, Dan Murphy. Please go ahead.

Dan	Thank you. Good morning, everyone, and thanks for joining us for this conference call concerning our acquisition of Stewart Information

Services. Joining me today are our Chairman, Bill Foley; CEO, Randy Quirk; and EVP, Brent Bickett. We’ll begin with a brief overview of the transaction from Bill. We’ll then open the call for your questions, and finish with some concluding remarks from Bill.

This conference call may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts including statements about our expectations, hopes, intentions, or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs as well as assumptions made by and information currently available to management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements whether as a result of new information, future events, or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the risks and other factors detailed in our press release dated today and in the statement regarding forward-looking information, risk factors, and other sections of the Company’s Form 10-K and other filings with the SEC.

This conference call will be available for replay via webcast at our website at fnf.com. It will also be available through phone replay beginning at 1:30 p.m. Eastern time today through March 26th. The replay number is -1-800-475-6701, and the access code is 446338.

Let me now turn the call over to our Chairman, Bill Foley.

Bill

Thank you, Dan. This morning we announced the signing of a merger agreement under which FNF will acquire Stewart Information Services for $50 per share of common stock representing an equity value of approximately $1.2 billion. The consideration will be paid 50% in cash and 50% in FNF common stock. Stewart stockholders will have the option to elect to receive their consideration in all cash or all stock subject to pro rata reductions to the extent that cash or stock option is oversubscribed.

Under the terms of the merger agreement, if Stewart or FNF are required to divest assets or businesses in order to obtain regulatory approval of the transaction that results in the loss of more than $75 million in revenue up to a maximum of $225 million in revenue, the purchase price will be adjusted downward on a pro rata basis from $50 per share to a minimum purchase price of $45.50 per share. Stewart and FNF agreed upon a fixed exchange ratio of 1.285 shares of FNF common stock for each share of

Stewart common stock exchanged in the combination. Assuming a $50 per share price, FNF would issue approximately 15.3 million common shares representing just over 5% of FNF’s outstanding common stock.

We have targeted 135 million in operational cost synergies. At this targeted amount, the combination would have been more than 15% accretive to pro forma 2017 adjusted net earnings per share had the transaction closed at the beginning of 2017.

FNF currently intends to fund the $1.2 billion purchase price through a combination of cash on hand at FNF, modest debt financing, and the issuance of FNF common shares to Stewart stockholders. Assuming the assumption of $109 million of Stewart debt, FNF’s pro forma debt to total capitalization is expected to be in the mid to high-teens at the close of the transaction.

We are very excited to welcome Stewart, its employees, and its customers to the FNF family. The venerable Stewart brand has a long and respected history in the title insurance industry, and we see tremendous potential in working with the Stewart management team to invest in and grow the Stewart brand on a national basis as part of our long-term, successful strategy of operating multiple title insurance brands under the FNF umbrella.

We are very familiar with Stewart in the marketplace and see multiple areas where we can assist and accelerate Stewart’s growth plans. The closing of the transaction is subject to certain closing conditions including the Stewart stockholder approval, or approval by Stewart stockholders, federal and state regulatory approvals, and the satisfaction of other customary closing conditions. The closing is expected to be in the first or second quarter of 2019.

Let me now turn the call back to the operator to allow for any questions.

Moderator	[Operator instructions.] Mackenzie Aron from Zelman & Associates, please go ahead.

Mackenzie

Thanks. Good morning. First question, on the cost synergies, can you give a little more detail into what the composition of those synergies will be and the expected timing of when we can see those savings flow through?

Bill

To answer the second part of the question first, we would expect to have those cost synergies pretty well in place by the time we close the transaction, because we have a deferred closing date. So we’ll start out with a number of cost synergies really on day one of the closing of the transaction, and they’ll probably be very significant. The cost synergies, and we’ll be prepared to implement them, the cost synergies are going to center around corporate activities or areas where there’s duplication. It might be some title plants that they run in particular locations that we have a similar plant and that you can combine that kind of back office work, or it may be increasing some of our services that we have that we’ll incorporate within the Stewart company.

What you will not see are cost synergies based upon closing of an operational facility that is complimentary to the FNF family.

Mackenzie

Got it. Then, what does that assume on the revenue side? I imagine there would be some markets where there will be significant overlapping and you could potentially see some [indiscernible] or personnel lost. Can you talk about the risk for the revenue dis-synergies?

Bill

The last time we did a large transaction like this, which was the Lawyers Title or LandAmerica transaction and prior to that it was the Chicago Title transaction, there were certain counties in which by combining the companies we might have controlled or had access to way over the majority of the title information or property record data in that particular county. That’s a situation where the FTC historically has asked to have the acquired divest itself or make those title plants available to third parties.

That’s the sort of, we’d be getting revenue from those title plants in terms of selling product or services through third parties. So that’s the kind of thing that we’re anticipating from the regulators that we’re going to have to deal with.

Mackenzie	Okay. Do you have sense of where those markets are? Where there would be the most overlap on the title plants?

Bill

We do. We’ve made a study. There are a number of different counties, I’d rather not go into detail at this time, but we have identified those counties in those particular locations in which there’s concentration.

Mackenzie	Okay. Then, just last question from me, on the management, is any of Stewart’s management staying on, or how do you expect to integrate?

Bill	A good part of their management is staying on. They’re going to be very important to us, and they represent a terrific brand. We look forward to working with them.

I guess in terms of the synergy side or people leaving, it’s going to be more in the corporate side, the back office, the support staff, because obviously Fidelity already has a good part of that. So we’re going to pick the best of breed from both companies, but we do have a retention plan in place. Part of the retention plan is paid at closing, and the second part of the retention plan is paid one year following closing. So we are identifying a large number of employees that will participate in this retention plan.

We’re very anxious to ensure that at the end of the day, we have a strong and viable organization known as Stewart Title throughout the country.

Mackenzie	Okay. Great. Thanks so much, and congrats on the deal.

Bill	Thank you.

Moderator	Next we’ll go to Bose George, KBW. Please go ahead.

Bose

Good morning. Just to clarify, the $225 million is kind of high-end on the potential revenue loss. Does that contemplate both the regulatory sort of driven divestitures and any other loss of employees, etc. as a result of the merger?

Bill

It’s really regulatory, Bose, so it’s just a regulatory condition that we agreed on after a long negotiation. That if we we’re required to divest at various locations or various offices, then we have to sell to a third party, which frankly might end up being an agent. So we would lose some piece of the revenue. If they’re an 80/20 agent then, we would lose 80% of the revenue, but we would still retain the 20% because they would have signed with us. It’s really a revenue situation based upon regulatory interface as opposed to just loss of people.

Bose	In terms of the 15% accretion number, does that contemplate loss related to loss of employees or the dis-synergies from the transaction as well, or how do you incorporate that?

Bill

We really did that just based upon our hypothetical synergy number of up to $135 million, and the transaction would have been about 15% accretive had the transaction closed and had those synergies as employees.

Bose	Okay. I guess just trying to see should we contemplate potential dis-synergies just unrelated to the regulatory stuff but the timeline to close and losing people during that period?

Bill	I guess you could do that, but we’ll also have the ability to rehire people, to put people in those offices, to move people around. We have a transition committee that while we can’t run Stewart Title, we can give advice on certain actions they can take. So Randy and his management staff are going to be very active relative to preserving revenue, it’s our primary job. So we’re not just looking at this as a transaction to cut a bunch of people. We’re really looking at it as a transaction to grow our business and to get our market share over 40%.

Bose

Okay. Makes sense. Thanks. Then, actually one more just on buybacks, until the deal closes, is there any change in the buyback expectation? Then, just early thoughts on what the buyback’s going to look like post the deal?

Bill

We’re really not going to be utilizing a great deal of cash in this transaction. Our buyback is we were just about to implement it or get it going again, and it was going to be modest, a daily type buyback. I just need to talk to Randy and to Tony, our CFO, and just see what our cash situation is to see if we want to engage in the buyback pending this transaction.

We do have a large, in effect, buyback this summer in which we’re going to retire the balance of the convertible note. That’s a significant number of shares that are going to be coming out of the market or potential dilution that’s in the market. So we were always focused on that. That’s why we felt like a 50/50 transaction in this case it took the stress off having to put a lot of debt on the company, it issues a few more shares but around 5% of our outstanding shares, but at the same time, we’re going to be retiring that convertible note which Tony may know the exact number of shares that are still coming off, but it’s significant. So there’s not much to loosen here at the end of the day.

Bose	Okay. Great. Thanks.

Moderator	Thank you. Next, we’ll go to the line of Jason Deleeuw with Piper Jaffray. Please go ahead.

Jason

Thanks. I just want to offer my congratulations. First, I just want to make clear though the cost synergy is $135 million. We should think of that as before any potential divestitures. Is that the right way to think about those cost synergies?

Bill	It is. It is the right way to think about them. Exactly.

Jason

Thanks. Then, what other factors will the regulators look at for the market share analysis? You mentioned the concentration of title information by counties, but do we have to think about market shares by direct channel, agent channel, residential, commercial? Are there other factors that we should be thinking of?

Bill

Well, we’re not totally sure how the FTC will approach this transaction. We believe if we go by the historical activities of the FTC, they look at control of data and information. That generally comes back to title plants. Now, life has changed a lot over the last 10 or 15 years in terms of data and property information. A lot of it is available universally, but we’re just trying to be careful thinking that there are these certain counties in which there’s quite a bit of overlap.

There are a few other locations in which the combination will create a very significant market share. In those locations, we’re anticipating that we may have to divest one of our operations or one of their operations, but that doesn’t mean it wouldn’t be divested to an agent. So our goal would be to, if there was some kind of divestiture required, that divestiture we’d create a business opportunity. We’d create an agency out of that.

Jason	Got it. Thanks. Then, just back into synergies, $135 million, just I want to make sure, over what time period? Is that year one synergies that we should be thinking of?

Bill

Yes, it is. I think what we’ll have is we’ll have a good deal of these synergies outlined and ready to take action on the synergies at the point in time we close the transaction, because it’s going to be a delayed closing. It’s probably going to be nine months to a year off by the time we get through all the regulatory approvals and so on and state approvals. I really believe that’s going to be a run rate that’s going to start almost from the day we close the transaction.

Jason	Got it. Thanks. Then, last one was this a competitive bid process? Is there any color that you can give us on the process?

Bill

It was an open process. They did market the company to a number of different potential acquirers. At the end of the day, we were the best acquirer for them. We could probably have paid a bit more than some other acquirers because of the synergy potential and our knowledge of the industry and business, but there were some non-industry players that had looked at the company. I believe the Stewart Title Board and their management team at the end of the day felt like we were going to be the best buyer for them.

Jason	Great. Thank you.

Moderator	Thank you. [Operator instructions.] We’ll go to the line of Geoffrey Dunn, Dowling & Partners. Please go ahead.

Geoffrey	Good morning.

Bill	Good morning, Geoff.

Geoffrey

Bill, if I remember the LandAmerica deal, and obviously it’s been a long time, but if I recall I thought the FTC objected to the [audio disruption] and the bankruptcy court kind of overruled that. So if I’m remembering that correctly, I’m wondering what’s different this time around that the FTC might get on board with that. That’s number one.

Then, number two, I believe the FTC sited a half a dozen or so specific states for restriction given the pro forma share after that deal. So have you specifically gone back and had any discussions about the concentrations in those states?

Bill

We actually know where the concentrations are, and we know where our title data and information is significant. Those are the locations, and it’s mainly county by county rather than state by state, but those are things we believe we’re going to have to address. We’ve anticipated some of the issues because we’ve been negotiating this transaction for three or four months. We’re going to be contacting the FTC and the various states attorney generals almost immediately and start this process and move it along and be proactive, because if we’re not proactive, then the transaction could get delayed.

So we’re going to be very active. We’re going to be in front of the various agencies, and we’re going to show them and explain to them what our game plan is and why we think it’s reasonable. That’s kind of all I can say right now, but we got the LandAmerica deal done, which was actually a larger company. We would have potentially ended up with LandAmerica with a larger market share percentage than we do nationally in this transaction.

This is a nice transaction for us, but it’s not so large that it gets us anywhere close to that 50% of the national market share. I think we end up with about 42% or 41%. There will be some revenue that we will lose, and we recognize that.

Geoffrey	With respect to that 225 on the high-end, is that your high-end estimate of what you think you could lose, or is that simply where the collar cuts off?

Bill	That’s where the collar cuts off. We don’t think it’s going to be that high, frankly. We just wanted to get some protection for our stockholders in terms of the price we paid. It was obviously a sticking point during the negotiations. They wanted a lower threshold, and we wanted a higher threshold, so it was an intense negotiation.

Moderator	[Operator instructions.] Next, well go to Dimitre Genov from Magnetar. Please go ahead.

Dimitre

Thank you. Well, my question was kind of answered. I was going to ask if the 225 is indication of how much revenues you were expecting to lose at the high-end, but I guess you answered that question already. Thank you.

Bill	You bet.

Moderator	There are no further questions in queue at this time, so please continue.

Bill

That’s great. Thank you. We’re excited to welcome Stewart, its employees, and its customer to the FNF family. We believe this transaction provides a tremendous opportunity for FNF to create a meaningful long-term value for both FNF and Stewart shareholders. Thanks for joining us today.

Moderator	Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Executive TeleConference. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; the risk that Stewart stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated;  risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s Form 10-K and other filings with the Securities and Exchange Commission.

Important Information Will be Filed with the SEC

This communication may be deemed to be solicitation material in respect of the proposed merger between FNF and Stewart. In connection with the proposed merger, FNF intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF STEWART ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about FNF and Stewart, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by FNF will be made available free of charge on FNF’s investor relations website. Copies of documents filed with the SEC by Stewart will be made available free of charge on Stewart’s investor relations website.

FNF and Stewart, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended December 31, 2017 and its proxy statement filed on April 26, 2017, which are filed with the SEC.  Information regarding Stewart’s directors and executive officers is contained in Stewart’s Form 10-K for the year ended December 31, 2017 and its proxy statement filed on March 29, 2017, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.